Exhibit 99.1

                 Origin Agritech Limited Schedules Fiscal 2007
              Second Quarter Financial Results and Conference Call

     BEIJING, China--(BUSINESS WIRE)--May 22, 2007--Origin Agritech Limited ("Origin") (NasdaqGM: SEED) today announced that it will issue financial results for the three months ended March 31, 2007 after the close of the stock market on Wednesday, May 23, 2007. Management will conduct a conference call on Thursday, May 24, 2007 at 9:00 am Eastern Time to discuss these results.

     Interested parties may participate in the call by dialing (888) 751-6344 (U.S.) or (706) 679-3079 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Origin Agritech conference call. A recorded replay of the call will be available until 11:59 pm Eastern Time on June 7, 2007. Listeners may dial (800) 642-1687 (U.S.) or (706) 645-9291 (International) and use the code 1331046 for the replay.

     In addition, the conference call and slide presentation will be broadcast live over the Internet at http://investor.shareholder.com/media/eventdetail.cfm? mediaid=25749&c=SEED&mediakey=F67759A74E8F3AAE76BAEF1CCF558F5C&e=0. (Due to its length, this URL may need to be copied/pasted into your Internet browser's address field. Remove the extra space if one exists.) Go to the web site at least 15 minutes early to register, download and install any necessary audio software. The internet audio stream will be available until 11:59 pm Eastern Time on Tuesday, June 26, 2007. A copy of frequently asked questions and this quarter's slide presentation will also be available at Origin's corporate web site, www.originagritech.com.

     About Origin

     Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corn, rice, cotton and canola in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had introduced ten new proprietary corn hybrids, six new proprietary rice hybrids and two new proprietary canola hybrids to the market.

     Forward Looking Statements

     This release contains forward-looking statements. These statements include, without limitation, statements regarding our expectations, assumptions, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.


     CONTACT: Origin Agritech Limited
              Jeff Wang
              Chief Financial Officer
              86-10-5890-7518
              or
              Irving Kau
              Vice President, Finance
              760-918-1781
              or
              Investor Relations:
              The Equity Group Inc.
              Devin Sullivan
              212-836-9608